SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing




(Check One)

[X] Form 10-K and Form 10-KSB       [ ] Form 11-K
[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For period ended         May 31, 1997
                              -------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


                                   NELX, Inc.
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                            Full name of registrant

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                            Former name if applicable


                           10200 W. 44th Ave., #400
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            Address of principal executive office (Street and Number)


                              Wheat Ridge, CO 80033
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                            City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X}     (b)  The subject annual report,  semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [(c) The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


PART III NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Form 10-KSB for NELX, Inc. could not be filed within the prescribed period due to real estate properties which were deeded to lenders in lieu of foreclosure due to defaults on notes and mortgages.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    Wesley F. Whiting                 (303)                  422-9497
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        (Name)                      (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [x] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [x] Yes        [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The  Registrant  is  writing  off  Real  Estate   investments  of  approximately
$1,200,000. The properties are being written off due to loss from foreclosure and deeds in lieu of foreclosure.



                                   NELX, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 14, 1997               By: /s/  Wesley F. Whiting
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                                            Wesley F. Whiting, President

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal criminal violations (see 18 U.S.C. 1001).